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Exhibit 99(a)(8)

THE NEWKIRK MASTER LIMITED PARTNERSHIP
7 Bulfinch Place, Suite 500
P.O. Box 9507
Boston, Massachusetts 02114

February 22, 2005

Dear Limited Partner:

        In order to provide you with liquidity, The Newkirk Master Limited Partnership, a Delaware limited partnership ("we" or the "Partnership"), hereby invites its limited partners to tender their units of limited partnership interest ("units") to the Partnership at a price of $42.50 per unit in cash, less the per unit distributions, if any, declared and payable by the Partnership to holders of record on and after the date hereof until the expiration date of the Offer, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and in the related Letter of Transmittal.

        To accept our offer, complete the enclosed letter of transmittal and return it to us on or prior to March 23, 2005. Any questions, requests for additional information, or requests for assistance should be made to us at (888) 448-5554.

        You should evaluate our offer based on your own particular financial circumstances. Our offer contains numerous terms and conditions that you should review before making a decision, including certain risk factors that are summarized on the first page of our offer to purchase. We suggest that you review our Offer with your personal financial and tax advisors.

Sincerely,

The Newkirk Master Limited Partnership

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  Exhibit 99(a)(8)
THE NEWKIRK MASTER LIMITED PARTNERSHIP
February 22, 2005